UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023
Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Exact Name of Registrant as Specified in its Charter)

Salagaten 16A

SE-753 30

Uppsala, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-271290, 333-264181 and 333-254844) and Form F-3 (File No. 333- 269285).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Purchase Agreement

On October 17, 2023, Olink Holding AB (publ), a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”), entered into a Purchase Agreement (the “Purchase Agreement”) with Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Buyer”).

Pursuant to the Purchase Agreement, Buyer will (i) commence a cash tender offer (the “Offer”) to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share, of the Company (collectively, the “Common Shares”) and all of the Company’s outstanding American Depositary Shares, each of which represents one Common Share (collectively, the “ADSs,” and, together with the Common Shares, the “Offer Securities”), in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest (such amount or any higher amount per Common Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement, the “Offer Consideration”) and (ii) with respect to the Company Stock Options and Company RSUs (as such terms are defined in the Purchase Agreement) outstanding immediately prior to the Offer closing, implement arrangements to (A) cash out Company Stock Options vested but unexercised as of immediately prior to the Offer closing in exchange for an amount in cash equal to the product of (1) the number of Common Shares subject to the vested portion of the underlying award and (2) the excess, if any, of the Offer Consideration over the applicable award exercise price and (B) otherwise convert such unvested Company Stock Options (if the exercise price is less than the Offer Consideration) and Company RSUs into restricted cash awards based on the Offer Consideration, with each converted award (1) vesting on the same terms and conditions applicable to the original awards after the Offer closing and (2) upon the terms and subject to the conditions set forth in the Purchase Agreement. Company Stock Options outstanding as of immediately prior to the Offer closing with an exercise price equal to or greater than the Offer Consideration will be cancelled for no consideration. Buyer has the obligation to commence the Offer within 10 business days following the date of the Purchase Agreement. The Offer will initially expire one minute after 11:59 p.m. (New York City time) on the day that is 20 business days following the commencement of the Offer, unless extended in accordance with the terms of the Purchase Agreement, including as required by the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) (such date, the “Expiration Time”).

The obligation of Buyer to consummate the Offer is subject to customary conditions, including, among others, that immediately prior to the expiration of the Offer, (i) there have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Offer Securities (excluding Offer Securities tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Offer Securities then owned by Buyer or its affiliates and the Offer Securities that will be transferred to Buyer pursuant to the Tender and Support Agreement (as defined below) at the Offer closing, represents at least one Common Share more than 90% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries) immediately prior to the Expiration Time (the “Minimum Tender Condition”), provided that Buyer has the right to waive or decrease the Minimum Tender Condition to a percentage that is no lower than 51% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries); and (ii) the expiration of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required approvals and clearances under applicable antitrust laws and certain foreign investment laws, as specified in the Purchase Agreement.

To the extent the Minimum Tender Condition is met and was not previously decreased, and provided that at such time Buyer directly or indirectly has acquired or controls at least one Common Share more than 90% of the then-outstanding Common Shares (excluding Common Shares held by Olink or any of its subsidiaries), Buyer will commence a process pursuant to Swedish law for the compulsory redemption of any outstanding Offer Securities held by shareholders who did not tender their securities in the Offer to obtain 100% ownership of the Company by Buyer (the “Compulsory Redemption”) in accordance with applicable laws, including the laws of Sweden.

The Purchase Agreement includes customary representations, warranties and covenants of the Company and Buyer. The Company has generally agreed to certain customary covenants with respect to operating its business between signing and the earlier of the consummation of the Compulsory Redemption and valid Purchase Agreement termination, including generally to use commercially reasonable efforts to operate its business in the ordinary course consistent with past practice. The Company and Buyer have also agreed to use reasonable best efforts to obtain any governmental approvals necessary, proper or advisable for the Offer, subject to the further terms and conditions of the Purchase Agreement. The Company has also agreed not to solicit or initiate discussions with third parties regarding certain Acquisition Proposals (as defined in the Purchase Agreement) and to certain restrictions on its ability to respond to any such proposals. The board of directors of Olink (the “Board”) has approved the Purchase Agreement and resolved to recommend that Olink shareholders accept the Offer. The Board may change the recommendation of the Board in response to an unsolicited Acquisition Proposal according to the procedures set out in the Purchase Agreement, including that (i) the Board determines, after consultation with its outside legal counsel and financial advisor or advisors, that the proposal constitutes, or is reasonably likely to lead to or result in, a Superior Proposal (as defined in the Purchase Agreement), (ii) the failure to take such action would be inconsistent with the directors’ fiduciary duties under the applicable laws of Sweden, and (iii) the proposal continues to be a Superior Proposal after any proposed amendment to the Purchase Agreement by Buyer proposed in accordance with the process described in the Purchase Agreement.

The Company has agreed that, prior to the earlier of the consummation of the Compulsory Redemption or valid termination of the Purchase Agreement, the Company shall, to the extent requested by Buyer, cooperate with Buyer and use reasonable best efforts to take all actions to ensure the Company will no longer be a publicly traded company as promptly as practicable after the Offer closing, in which case the listing of the Offer Securities on The Nasdaq Global Market would be terminated and the Offer Securities would be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of the Company’s reporting obligations with respect to the ADSs thereunder.

The Purchase Agreement also includes customary termination provisions for both the Company and Buyer, including, but not limited to, the right by either Buyer or the Company to terminate the Purchase Agreement if, in each case subject to the terms and conditions of the Purchase Agreement, (i) Buyer has not accepted for payment all Offer Securities validly tendered and not properly withdrawn in the Offer on or prior to July 17, 2024 (as such date may be extended as of right by either the Company or Buyer up to a total of 270 days, as provided in the Purchase Agreement), (ii) any judgment, injunction, rule, order, decree, or other final action that permanently restrains, enjoins or otherwise prohibits consummation of the Offer; (iii) upon a breach of certain covenants or agreements made by the other party (subject to certain procedures and materiality exceptions) or (iv) if the Offer expires or is terminated pursuant to its terms under the Purchase Agreement. Buyer can also terminate if the Board effects a Change of Board Recommendation (as defined in the Purchase Agreement) or there is a final judgment in place imposing a Remedy Action other than a Permitted Remedy Action (in both cases, as defined in the and subject to the applicable terms and conditions of the Purchase Agreement). The Company can also terminate if (i) Buyer, in violation of the Purchase Agreement, fails to commence the Offer or accept for purchase the Offer Securities validly tendered and not withdrawn pursuant to the Offer and the terms of the Purchase Agreement, or (ii) in order for the Company to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Purchase Agreement) to the extent permitted by and subject to the applicable terms and conditions of the Purchase Agreement.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference. The Purchase Agreement has been filed to provide information to investors regarding its terms. It is not intended to provide any other factual information about Olink or Buyer, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the other transactions contemplated by the Purchase Agreement. The Purchase Agreement and this summary should not be relied upon as disclosure about the Company or Buyer. None of the Company’s shareholders or any other third parties should rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Buyer or any of their respective subsidiaries or affiliates. The Purchase Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered in connection with the signing of the Purchase Agreement. The representations and warranties (i) may have been made for the purpose of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, (ii) may be subject to standards of materiality applicable to the contracting parties that differ from what an investor may view as material and (iii) may have been made only as of the date of the Purchase Agreement or as of another date or dates as may be specified in the Purchase Agreement, and information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the public disclosures of the Company or Buyer, if at all.

In connection with the entry into the Purchase Agreement, Olink issued a joint press release on October 17, 2023, a copy of which is attached as Exhibit 99.4 to this Form 6-K.

Tender and Support Agreement

On October 17, 2023, as a condition and inducement to Buyer’s willingness to enter into the Purchase Agreement and to consummate the Offer, Buyer and certain shareholders of Olink executed and delivered to Buyer a tender and support agreement in favor of Buyer (the “Tender and Support Agreement”) pursuant to which such shareholders have agreed, among other things, subject to the terms and conditions of the Tender and Support Agreement, to tender all outstanding Common Shares beneficially owned by them to Buyer in response to the Offer. In certain circumstances under the Tender and Support Agreement, to the extent permitted under applicable law, Buyer has the right to elect that a tendering shareholder instead withdraw their shares from the Offer and transfer them directly to Buyer at a fixed price of $26.00 per Common Share, subject to the terms and conditions of the Tender and Support Agreement. As of October 17, 2023, more than 63% of the outstanding Common Shares are subject to the Tender and Support Agreement. In addition, each shareholder that is a party to the Tender and Support Agreement has agreed to vote in favor of the transactions contemplated by the Purchase Agreement at any meeting of shareholders. In addition, each shareholder has agreed to vote against (i) any Acquisition Proposal (as defined in the Purchase Agreement), (ii) any change in the membership of the Company’s board of directors not approved by the Company’s board of directors or (iii) any other action involving the Company that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the Offer or the other transactions contemplated by the Purchase Agreement or the Tender and Support Agreement.

The Tender and Support Agreement terminates upon delivery of a termination notice by a party thereto in various circumstances, including (i) with respect to a Company director who is a party thereto, upon a change in Board recommendation in accordance with the Purchase Agreement but subject to the survival of certain terms of the Tender and Support Agreement, and (ii) generally in the event of the valid termination of the Purchase Agreement. However, the Tender and Support Agreement by its terms survives the valid termination of the Purchase Agreement in specified circumstances, including surviving until April 28, 2025, (i) upon the valid termination of the Purchase Agreement by Buyer due to a Company breach of the Purchase Agreement, (ii) upon the valid termination of the Purchase Agreement by the Company to enter into a definitive agreement with respect to a Superior Proposal or (iii) upon the valid termination of the Purchase Agreement by Buyer in the event of a Change of Board Recommendation.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Tender and Support Agreement, the form of which is attached as Exhibit 99.2, and is incorporated herein by reference.

Transfer Restriction Agreement

On October 17, 2023, as a condition and inducement to Buyer’s willingness to enter into the Purchase Agreement and to consummate the Offer, Buyer and Jon Heimer, Olink’s chief executive officer and a Board member, acting in his capacity as a shareholder of Olink, executed and delivered to Buyer a transfer restriction agreement in favor of Buyer (the “Transfer Restriction Agreement”) pursuant to which Mr. Heimer has agreed, among other things, not to directly or indirectly offer, transfer or sell his Common Shares, except pursuant to the Offer or in other limited circumstances as described in the Transfer Restriction Agreement (subject to the terms and conditions of the Transfer Restriction Agreement). The Transfer Restriction Agreement terminates upon the valid termination of the Transfer and Support Agreement in accordance with its terms.

The foregoing description of the Transfer Restriction Agreement does not purport to be complete and is qualified in its entirety by the full text of the Transfer Restriction Agreement, the form of which is attached as Exhibit 99.3, and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the COVID-19 pandemic, the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; and the effect of laws and regulations governing government contracts; the proposed transaction not being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, Olink’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed transaction; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Olink’s Annual Report on Form 20-F and subsequent interim reports on Form 6-K, which are on file with the SEC and available in the “Investor Relations” section of Olink’s website, investors.olink.com/investor-relations, under the heading “SEC Filings”, and in any subsequent documents Olink files or furnishes with the SEC. While Olink may elect to update forward-looking statements at some point in the future, Olink specifically disclaims any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing Olink’s views as of any date subsequent to today.

Important Additional Information and Where to Find It

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Common Shares or American Depositary Shares of Olink or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher or its acquisition subsidiary will file with the SEC. The terms and conditions of the tender offer will be published in, and the offer to purchase Common Shares and American Depositary Shares of Olink will be made only pursuant to, the offer document and related offer materials prepared by Thermo Fisher and its acquisition subsidiary and filed with the SEC in a tender offer statement on Schedule TO at the time the tender offer is commenced. Olink intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF OLINK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY, AND NOT THIS DOCUMENT, WILL GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON SHARES AND AMERICAN DEPOSITARY SHARES.

The tender offer materials, including the offer to purchase and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement (when they become available) and other documents filed with the SEC by Thermo Fisher or Olink, may be obtained free of charge at the SEC’s website at www.sec.gov or Olink’s website at https://investors.Olink.com/investor-relations or at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, Thermo Fisher’s tender offer statement and other documents it will file with the SEC will be available at https://ir.thermofisher.com/investors.

Exhibit Index

Exhibit No.	Description
99.1	Purchase Agreement by and between Thermo Fisher Scientific Inc. and Olink Holding AB (publ), dated October 17, 2023.
99.2	Tender and Support Agreement by and between Thermo Fisher Scientific Inc. and certain Shareholders of Olink Holding AB (publ), dated October 17, 2023.
99.3	Transfer Restriction Agreement by and between Thermo Fisher Scientific Inc. and certain Shareholders of Olink Holding AB (publ), dated October 17, 2023.
99.4	Joint Press Release, dated October 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By:	/s/ Jon Heimer
Name:	Jon Heimer
Title:	Chief Executive Officer
Date:	October 18, 2023